Exhibit 99.1

GasLog Ltd. Announces Agreement to Purchase

Three LNG Carriers from BG Group

MONACO — January 15, 2014 — GasLog Ltd. (“GasLog”) (NYSE:GLOG) today announced an agreement with Methane Services Ltd. (“MSL”), an affiliate of BG Group, to purchase three LNG carriers from MSL’s fleet and to charter those ships back to MSL for six-year initial terms. MSL also will have options to extend the term of the time charters for two of the ships for a period of either three or five years at its election. The ships to be acquired will be nominated by MSL from an agreed group of six sister ships built in 2006 and 2007. GasLog supervised the construction of all six ships and has provided technical management for the ships since delivery. The aggregate cost to GasLog for the ships is expected to be approximately $468 million.

Each LNG carrier to be acquired is modern, steam powered and has a capacity of 145,000 cubic meters. The Company estimates that upon their acquisition, these ships will represent approximately $426.3 million of incremental contracted revenue over their initial charter terms and add over $50.0 million per annum to GasLog’s EBITDA1.

Paul Wogan, CEO of GasLog, commented that “we are very pleased that we will be able to add these LNG carriers to our fleet as it again demonstrates our ability to be a consolidator in this industry. We know these ships well, having supervised their construction and technically operated them since their delivery from Samsung Heavy Industries. We expect the transaction to be accretive to our earnings and support increased dividend capacity. This transaction also further strengthens our long-standing relationship with BG Group.”

The closing of the transaction is subject to the satisfaction of certain conditions, including the completion of definitive documentation and necessary financing. GasLog expects the transaction to close in the first or second quarter of 2014.

In connection with the transaction, GasLog has obtained commitments from Citibank, N.A. London Branch for a $325.5 million credit facility and a bridge loan facility. Although GasLog has obtained the bridge loan facility to maximize transactional certainty, it may pursue one or more alternative capital-raising transactions to fund a portion of the vessel purchase price, in which case it would not expect to borrow under the bridge loan facility.

Poten Capital Services (UK) advised GasLog on this transaction.

In a separate press release, GasLog announced that it expects to confidentially submit to the United States Securities and Exchange Commission a draft registration statement for an initial public offering of units in a master limited partnership to be formed to own certain of GasLog’s ships with multi-year charters.

1 EBITDA, which represents earnings before interest income and expense, taxes, depreciation and amortization, is a non-GAAP financial measure. Please refer to Exhibit I for guidance on the underlying assumptions used to derive EBITDA.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. Following the acquisition of the MSL ships, GasLog’s fleet will include 18 wholly-owned LNG carriers, including eleven ships in operation and seven LNG carriers on order. In addition, GasLog currently has 12 LNG carriers, including the six ships subject to the agreement with MSL, operating under its technical management for third parties. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity of the Company, cash available for dividends payments, future capital expenditures and dry-docking costs and new build vessels and expected delivery dates, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand and opportunities for the profitable operations of LNG carriers; our continued ability to enter into multi-year time charters with our customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of the worldwide economic slowdown; future operating or financial results and future revenue and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, and funding by banks of their financial commitments; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to complete the formation of a proposed master limited partnership; our ability to enter into shipbuilding contracts for newbuilding ships and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuilding ships and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under multi-year charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed March 28, 2013. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

Paul Wogan (CEO)
Phone: +377 9797 5120

Simon Crowe (CFO)
Phone: +377 9797 5115

Jamie Buckland (Investor Relations)
Phone: +377 9797 5117

Ray Posadas (Solebury Communications, NYC)
Phone: +1 203 428 3231
Email: ir@gaslogltd.com

EXHIBIT I

Non-GAAP Financial Measures:

EBITDA represents earnings before interest income and expense, taxes, depreciation and amortization. EBITDA, which is a non-GAAP financial measure, is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares.

EBITDA has limitations as an analytical tool and should not be considered as an alternative to, or as a substitute for, profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. This non-GAAP financial measure excludes some, but not all, items that affect profit, and this measure may vary among companies. This non-GAAP financial measure may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Estimated EBITDA for the three LNG carriers being purchased by GasLog for the first twelve months of operation is based on the following assumptions:

• Closing of the acquisition in the first or second quarter of 2014 and timely receipt of charter hire specified in the charter contracts;

• Utilization of 363 days per year and no drydocking;

• Vessel operating and supervision costs and charter commissions per current internal estimates; and

• General and administrative expenses per current internal estimates.

GasLog considers the above assumptions to be reasonable as of the date of this release, but if these assumptions prove to be incorrect, actual EBITDA for the vessels could differ materially from the Company’s estimates.